UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For August 5, 2025

Commission File Number: 001-42565

BELIVE HOLDINGS

(Translation of registrant’s name into English)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Press Release

On August 5, 2025, the Company issued a press release announcing it had entered a strategic partnership with one of Japan’s leading data strategy firms INSIGHT LAB Inc.

Exhibits

99.1	Press Release regarding entering into a strategic partnership with one of Japan’s leading data strategy firms INSIGHT LAB Inc. dated August 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2025	BELIVE HOLDINGS

/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan
Chief Executive Officer, Chairman and Director